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                          February 14, 2022

       Samuel Wickline
       Chief Scientific Officer
       Altamira Therapeutics Ltd.
       8 The Green, Suite 12455
       Dover, DE 19901

                                                        Re: Altamira
Therapeutics Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed February 8,
2022
                                                            File No. 333-262592

       Dear Dr. Wickline:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Kishan Mistry, Esq.